

Mail Stop 3628

March 10, 2006

VIA FACSIMILE (212) 403-2000
Richard D. Katcher, Esq.
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

> Re: The Sports Authority Inc.
>   Schedule 13E-3
>   Filed February 15, 2006
>   File No. 5-52251
>
>   Schedule 14A
>   Filed February 15, 2006
>   File No. 001-31746

Dear Messrs Katcher and Norwitz:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your disclosure that between January 23 and January 25, 2006, four putative class action complaints seeking injunctive relief were filed on behalf of

public stockholders of Sports Authority in the Court of Chancery of the State of Delaware in and for New Castle County, naming, among others, Sports Authority and members of Sports Authority's board of directors. Please provide us with supplemental copies of all pleadings.

Schedule 13E-3

2. You disclose that members of Sports Authority's senior management will invest specific dollar amounts in the Slap Shot Holdings Corp., the buyer of the company, and that these executives will remain with the company. You also disclose that it is anticipated that the current management of Sports Authority with hold substantially similar positions with the surviving corporation after completion of the merger. It appears that the members of management making equity investments in the buyer and remaining with the company should be named as filing persons on the cover page of the Schedule 13E-3. Refer to Section II. D. 3. of our Current Issues Outline dated November 14, 2000, publicly available on our website, www.sec.gov, for further guidance on the determination of when members of senior management become affiliates engaged in the Rule 13e-3 transaction. Please advise or revise.

3. Note that each filing person must satisfy the disclosure, dissemination, and timing requirements of Rule 13e-3. In light of the fact that you may add significant new and material information as to additional filing persons, advise how you intend to disseminate the revised proxy statement.

Schedule 14A
General

4. On a supplemental basis, please confirm that your proxy statement will be provided to your shareholders at least 20 business days prior to the meeting date.

5. Please add reference page numbers to your table of contents.

Summary Term Sheet, page iii

6. Discuss all voting agreements and the percentage of votes represented by the parties to these agreements, at the individual and aggregate levels, here and at your "Q&A" on page vii addressing how many votes the company knows will be voted in favor of the merger.

Questions and Answers about the Merger and the Special Meeting, page 6

7.   Please include a Q&A regarding members of the board and management who have different interests in the merger. Disclose the continuing equity and voting interests of senior management in the surviving company, and that these officers and directors will finance such interest using proceeds of agreements with the company. Disclose that most of the current executive officers of Sports Authority will continue as executive officers of the surviving corporation and list the board members of the company to be designated by the buyer for the board of the surviving company, if any. In addition, you should provide a cross-reference to the appropriate section on interests of officers and directors in the merger.

8.   We note your disclosure on page 4 that shareholders may vote by Internet, telephone or mail without attending the special meeting. Please describe the Internet voting procedures. See Item N.17 of the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations dated July 1997. Provide us the web addresses and passwords necessary to access the site by which shareholders can vote via the Internet. Finally, please advise us of the validity under applicable state law of proxies granted electronically.

Special Factors, page 6

9.   Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize all the presentations made by Merrill Lynch and any other outside parties during the course of the meetings you have described, and file any written materials, including board books, spread sheets, talking papers, drafts, summaries or outlines, as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. For example, summarize the discussions and file any written reports that Merrill Lynch provided in connection with the various meetings, including but not limited to, on November 17, 2005, December 6, 2005, December 20, 2005, January 5, 2006, and January 22, 2006.

10.   Please name the members of the 2004 and 2005 special committees. We note your description of your use of the term "Board" on page 8 that means the board of directors other than those directors who are members of Sports Authority's management or affiliated with Leonard Green, each of whom recused himself from the deliberations and the vote with respect to the merger, as the Board. You state on page 6 that the company's board of directors formed a special committee consisting of all the members of the company's board of directors not affiliated

with management or Leonard Green to evaluate the offer. Therefore, your definitions of "Board" and "Special Committee" seem to be one in the same. Please clarify.

11.   Please disclose any limitations placed on the authority of the special committee. We note the disclosure by the buyers on page 11 that the special committee "was given exclusive authority to, among other things, review, evaluate and negotiate the terms of the proposed merger."

12.   On page 12 you disclose that the special committee "retained Merrill Lynch to act as its financial advisor in connection with its analysis and consideration of the various strategic alternatives available to Sports Authority, including the merger." Please briefly describe the alternatives considered and state the reasons for their rejection. See Item 1013(b) of Regulation M-A.

13.   Please revise to clarify the entirety of the company's and its advisors attempts at market testing and the results of same. Disclose the extent of the discussion with any parties during all periods and disclose how many of these parties expressed interest in exploring a potential transaction with Sports Authority. Discuss whether any party expressed a concern regarding the ability to explore a transaction due to the relatively short "market test" period permitted by the merger agreement. In this respect, tell us the company's response, including any extensions considered by the company or requested from any parties to the merger agreement. We note your statement on page 8 that On Monday, January 23, 2006, pursuant to the solicitation provisions in the merger agreement, Merrill Lynch contacted certain potential acquirers that they had identified and discussed with the special committee and that information regarding the company was provided to them.

14.   Disclose the nature of the December 6, 2006 discussion regarding the benefits and risks of conducting an auction for the company as opposed to conducting a reasonable post-signing market check. Describe who first initiated such suggestions and the discussions of what each measure should consist of.   For example, state whether the consideration of a market check was restricted to "post-signing," what measures would be required of a "reasonable" post-signing market check, whether both measures were suggested, or considered to be mutually exclusive, etc. Further, disclose what became of the consideration of the auction.

15.   Name the executives who comprise the "Reinvesting Management" and list their positions at the company.

Fairness of the Merger; Recommendation of Sports Authority's Board of Directors, page 8

16.   Name the directors you are excluding from your use of the term "board" in stating the board's fairness determination and recommendation. Consider naming the board members who are making the determination and recommendation, who are considered to be disinterested.

17.   Item 1014(a) of Regulation M-A requires a filing person on the Schedule 13E-3 to state a belief as to the fairness of "the Rule 13e-3 transaction" to "unaffiliated security holders." Your disclosure throughout your document states that the special committee and the board determined that the *merger* is fair to the *Sports Authority stockholders*, which are different concepts. Please revise throughout the disclosure materials, here and in the other filing persons fairness determination sections, to provide the fairness finding regarding the Rule 13e-3 transaction as to the unaffiliated security holders, as required by Item 1014(a). As indicated in our comment above, such finding must be made by each filing person, including those you may add as a result of our comments.

18.   We note your disclosure that between January 23 and January 25, 2006, four putative class action complaints were filed on behalf of public stockholders of Sports Authority in the Court of Chancery of the State of Delaware in and for New Castle County, naming, among others, Sports Authority and members of Sports Authority's board of directors. The complaints allege, among other things, that the directors of Sports Authority breached their fiduciary duties in connection with the proposed transaction by failing to maximize stockholder value and by approving a transaction that purportedly benefits Sports Authority senior management at the expense of Sports Authority's public stockholders. State whether the board reconvened to consider the allegations in these complaints possibly affecting the fairness determination and what consideration, if any, the board gave to the allegations, including, but not limited to the allegation that the company failed to provide an opportunity for a reliable market check in valuing the transaction.

Procedural Fairness, page 9

19.   We note that Merrill Lynch, the special committee's financial advisor has both current and prior business relationships with Sports Authority, Leonard Green and their respective affiliates. Please disclose what consideration the board gave to this possible conflict and state whether or not the special committee retained an unaffiliated representative to act solely on behalf of the unaffiliated security holders for purposes of the negotiating the going-private transaction and/or preparing a report concerning the fairness of the transaction. See Item 1014(d) of Regulation M-A.   Your discussion of procedural fairness should specifically

address why you believe the transaction is procedurally fair in the apparent absence of the safeguard regarding unaffiliated representatives contemplated in Item 1014(d) of Regulation M-A. Please revise accordingly.

20.   Further, your discussion of procedural fairness should specifically address whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company and why you believe the transaction is procedurally fair in light of the presence or absence of this safeguard contemplated in Item 1014(e) of Regulation M-A. Please revise accordingly.

21.   Tell us whether Wachtell Lipton, legal advisor to the special committee, has any current or prior business relationships with Sports Authority, Leonard Green or their respective affiliates.

22.   We note that in making its fairness determination, the board considered the opinion provided by Merrill Lynch that the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the "Company's shareholders (other than Leonard Green and its affiliates)." See page 8. Clarify whether the fairness finding of Merrill Lynch addressed the fairness of the price of the Rule 13e-3 transaction to *unaffiliated security holders*. See Item 1014(a) of Regulation S-K. If not, explain here and where appropriate in the disclosure document, how the board analyzed the fairness finding of Merrill Lynch, addressed to "Company's shareholders (other than Leonard Green and its affiliates)," to arrive at a finding of fairness as to the unaffiliated security holders as a distinct and separate group.

23.   We note that the board considered the fact that the transaction will be subject to the approval of Sports Authority stockholders and that Leonard Green and its affiliates, together with Sports Authority's management, do not own a significant enough interest in the voting shares of Sports Authority to substantially influence the outcome of the stockholder vote. State the voting interest held by this group, in the aggregate and on the individual basis.

24.   Please state the basis for the board's belief that "it was unlikely that Sports Authority stock would trade in excess of $37.25 in the near term." See page 10. You should describe all board consideration on such issue.

25.   We note, on page 10, that "the Board was aware of the interests of the executive officers and directors of Sports Authority described under . . . ." Please identify the interests the board was aware of and describe in detail the consideration of these interests by the board in its determination that the Rule 13e-3 transaction is fair to unaffiliated security holders.

26.   We note that "in analyzing the transaction, the Board relied on the analyses and methodologies used by Merrill Lynch as a whole to evaluate the going concern value of Sports Authority." The going concern value and the board's consideration of it, however, is not stated and described here, and neither is it stated or described in the section describing Merrill Lynch's analysis. Please revise accordingly. To the extent the board seeks to rely on the fairness opinion on Merrill Lynch to satisfy its obligations under Item 1014 of Regulation M-A, it must expressly adopt the analysis and conclusions of that entity.

27.   Discuss the board's consideration of the nature and extent of the market test period in making its determination that the Rule 13e-3 transaction is fair to unaffiliated security holders.

Position of Leonard Green Regarding the Fairness of the Merger, page 11

28.   Tell us under what interpretation the Leonard Green Entities would not be affiliates required to express their beliefs as to the fairness of the merger to Sports Authority's unaffiliated security holders. Alternatively, consider deleting the "[u]nder a possible interpretation" phrase.

29.   Each filing person should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the filing person's beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why not is important for a shareholder seeking to understand the board's analysis of this transaction. Please expand to address. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity.

30.   Here and in other places in the document, including, but not limited to page 9, please delete the language concerning "arm's length negotiations." References to arm's length negotiations are inappropriate in a going-private transaction.

31.   In discussing the procedural fairness of the Rule 13e-3 transaction to unaffiliated security holders, each filing person is required to make the statements found in Item 1014(c)-(e) of Regulation M-A and address each matter in terms of fairness. Please expand the disclosure accordingly.

Opinion of Sports Authority's Financial Advisor, page 12

32. State here the opinion of Merrill Lynch. We note, on page 8, that the opinion provided by Merrill Lynch was that the consideration to be paid pursuant to the merger agreement was fair from a financial point of view to the "Company's shareholders (other than Leonard Green and its affiliates)."

33. Please expand your summary of Merrill Lynch's opinion to include all of the information required by Item 1015 of Regulation M-A. For example, your summary should include, among other things, a summary of the instructions given to the advisor by the special committee regarding the preparation of its report and a summary of any limitations imposed by the special committee on the advisor in preparing its report.

34. Please eliminate the phrase from second paragraph in bold that the summary of the Merrill Lynch's opinion "is qualified in its entirety" by reference to the full text of the opinion. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be materially complete. Note that this language is also inappropriately used other places, such as in the discussion of the Delaware General Corporate Law on page 32 and the merger on page 33. Please revise accordingly.

35. Please disclose the criteria Merrill Lynch used to determine the comparable companies. For example, disclose how the selected companies compared with Sports Authority in terms of ratio of aggregate value, size, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. In that regard, while you disclose the statistics Merrill Lynch analyzed for comparison purposes with respect to the comparable companies, it is not clear if these statistics helped determine which companies were "comparable companies," or if these statistics were analyzed after the comparable companies were already identified.

36. Similarly, with respect to the selection of the comparable transactions, disclose the criteria Merrill Lynch used to determine the comparable transactions to be used for analysis. For example, disclose whether the comparable transactions chosen were going-private transactions or involved leveraged buyouts. Tell us whether any additional transactions fit within these criteria but were not analyzed, and if so, why not.

37. We note your disclosure regarding the various valuation procedures that Merrill Lynch used in providing its opinion. Please revise to provide additional detail on the steps of the valuation analysis. For example, in the leveraged buyout analysis,

explain why particular exit multiples were chosen, as well as why particular desired internal rates of return were used. Please note that these examples are not intended to be an exhaustive list.

Leveraged Buyout Analysis, page 17

38.   Explain why the analysis of the value of Sports Authority in a leveraged buyout scenario was based upon assumptions used by Leonard Green.

Miscellaneous, page 18

39.   Quantify the total fees received by Merrill Lynch referenced on page 18, including any fees contingent upon consummation of the merger. In addition, describe any material relationship and quantify any compensation received from the company by Merrill Lynch in the preceding two years. See Item 1015(b)(4). Please provide us with a copy of the agreement or agreements retaining Merrill Lynch containing the fee arrangements, on a supplemental basis.

Certain Effects of the Merger, page 19

40.   Describe the effects of the Rule 13e-3 transaction on the affiliates, including the equity and voting interests in the continuing company to be held by all members of management who will make equity investments in the company. Because this statement is filed by an affiliate of the subject company, the description required by Item 1013(d) of Regulation M-A must include, but not be limited to, the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in both dollar amounts and percentages.

41.   We note, from Note 12 to the financial statements in the Form 10-K for the fiscal year ended January 29, 2005, that you have $184.9 million of federal and $355.6 million of state net operating loss carryforwards expiring from 2007 to 2025. In addition, the company also has tax credit carryforwards of $7.1 million, which $3.9 million have no expiration date and $3.2 million expire in varying amounts through 2025. Further, based upon the company's performance, tax planning strategies and management estimates of future taxable income, management believed at such date that it was more likely than not, that all of the company's tax assets including operating loss carryforwards, will be utilized. Please disclose whether the surviving company will be able to utilize that net operating loss carryforward and credit carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

Interests of the Officers and Directors in the Merger, page 24

42.   Name the "certain of Sports Authority's executive officers and directors" who may have interests in the merger that are different from or in addition to the interests of Sports Authority stockholders in general.

43.   Please disclose the expected ownership and voting of each of your officers and directors in the surviving company, in the event they intend to make equity investments in the surviving company. We note the disclosure under "management investors' investment in sports authority" on page 25.

44.   Describe the voting agreements the directors and officers have entered into.

Options, page 24

45.   Please use the name and date of each agreement entered into.

46.   State whether or not this "modification" of Sports Authority options into "Buyer options" includes voting rights. State the number of options currently anticipated to be modified and the percentage voting interest, if any, such "Buyer options" will represent.

47.   State whether or not this "conversion" of Sports Authority common stock into "Buyer common stock" includes voting rights. State the number of Sports Authority common stock currently anticipated to be converted and the percentage voting interest, if any, such "Buyer common stock" will represent.

48.   Please state whether or not, for those executive officers of Sports Authority who will continue as executive officers of the surviving corporation, their salary, bonus and other compensation will be greater under their new employment agreement. If these benefits will increase, please add this information in summary form in the Q&A section.

Employment Agreements, page 26

49.   State the rate of excise tax, as referenced on page 26, and the dollar value of each anticipated benefit.

50.   State to which provision you refer in the last paragraph under this heading, when discussing the waiver of "this provision." Describe the effect of the amendments, including, but not limited to the benefits to be received by each person, under the employment agreements, as amended.

Summary Financial Information, page 50

51.   Please revise to include the complete summary financial statements, as required
        by Item 1010(c) of Regulation M-A in the proxy statement, including, but not
        limited to, income per common share, as required by Item 1010(c)(2).

Financial Projections, page 53

52.   Tell us for what use the buyer's financial projections were given to Merrill Lynch
        and for what in fact such projections were used. Amend this disclosure to
        separately identify which projections came from management and which
        projections came from the buyer.

Forward –Looking Statements, page 55

53.   The safe harbor for forward-looking statements in the Private Securities Litigation
        Reform Act of 1995 does not by its terms apply to statements made in connection
        with a going private transaction. See Section 27A(b)(1)(E) of the Securities Act of
        1933 and Section 21E(b)(1)(E) of the Securities Exchange Act of 1934.
        Therefore, your reference to the defined term "forward-looking statements"
        within the meaning of the Securities Act and the Exchange Act is inappropriate.
        Please delete the reference.

54.   You state in this section that, except as required by law, you undertake no
        obligation to update any forward-looking information contained in this proxy
        statement. As you know, Rule 13e-3(d)(2) imposes an obligation to amend the
        disclosure document in a going-private transaction to reflect any material changes
        to the information previously reported. Please revise your disclaimer to more
        clearly state when you intend to update or amend the filing to reflect changes to
        forward-looking information you have disclosed.

Where You Can Find More Information, page 56

55.   We note your statement that you incorporate by reference various documents you
        will file after the date of the initial filing of this proxy statement and before the
        special meeting. Neither Rule 13e-3 nor Schedule 13E-3 allow you to "forward"
        incorporate by reference to documents not yet filed. If you wish to incorporate by
        reference such future filings, you must amend to specifically name them. Please
        confirm your understanding of this to us in a supplemental response.

Proxy Card

56.   Please clearly mark your proxy card "Preliminary Copy" as required by Rule 14a-6(e)(1).

Closing Comment

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:
- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

*   *   *   *

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with black-lined copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information and file such letter on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

      If you have any questions, please contact me at (202) 551-3257 or by facsimile at (202) 772-9203.

                        Very truly yours,

                        Celeste M. Murphy
                        Special Counsel
                        Office of Mergers and
                        Acquisitions